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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                        _______________________

                               FORM 8-A


            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934



                          REHABCARE GROUP, INC.
      ------------------------------------------------------------
         (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                 Delaware                                  51-0265872
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         (STATE OF INCORPORATION                         (IRS EMPLOYER
             OR ORGANIZATION)                          IDENTIFICATION NO.)


 7733 Forsyth Blvd., 17th Floor, St. Louis, MO               65265
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  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)                 (ZIP CODE)



     Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
     -------------------                      ------------------------------

     Common Stock, par
     value $.01 per share;                    New York Stock Exchange
     Preferred Stock Purchase
     Rights

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /X/

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
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        The capital stock of RehabCare Group, Inc. ("RehabCare") to be registered on the New York Stock Exchange, Inc. is RehabCare's common stock, par value $.01 per share (the "RehabCare Common Stock") and related rights (the "Rights") to purchase Series A Junior Participating Preferred Stock (the "Series A Preferred Stock").

COMMON STOCK, $.01 PAR VALUE

        Holders of RehabCare Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and are entitled to receive ratably such dividends as may be declared by the Board of Directors of RehabCare out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of RehabCare, holders of RehabCare Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and subject to preferences in favor of the holders of Preferred Stock, if any. Holders of RehabCare Common Stock have no preemptive rights, no right to convert their RehabCare Common Stock into any other securities and no right to vote cumulatively for the election of directors. There are no redemption or sinking fund provisions with respect to RehabCare Common Stock. The outstanding shares of RehabCare Common Stock are fully paid and nonassessable. ChaseMellon Shareholder Services, 85 Challenger Road, Ridgefield Park, New Jersey 07660 is the transfer agent for the RehabCare Common Stock. Ownership of RehabCare Common Stock currently includes ownership of Preferred Stock Purchase Rights, which trade with RehabCare Common Stock.

PREFERRED STOCK PURCHASE RIGHTS

        GENERAL. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from RehabCare one one sixty-seventh of a share of a series of Series A Preferred Stock at a price of $35.00 per one sixty-seventh of a share (the "Purchase
Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between RehabCare and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.
The Rights are currently attached to the outstanding shares of RehabCare Common Stock. No separate Rights Certificates (as defined below) will be distributed until the earlier of (i) ten days following the first to occur of (a) a public announcement that, without the prior written approval of a majority of the Board of Directors of RehabCare, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of RehabCare Common Stock or (b) the date on which RehabCare first has notice or otherwise determines that a person has become an Acquiring Person (the first to occur of the events in clause (a) or (b) above being called the "Stock Acquisition Date") or (ii) ten days following the commencement or first public announcement of an intention to make a tender offer or exchange offer (if such intention to commence remains in effect for five business days after such commencement or announcement), without the prior written approval of a majority of the Board of Directors of RehabCare, for 15% or more of the outstanding shares of such RehabCare Common Stock (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date").
The Rights are not exercisable until the Distribution Date. The Rights will expire on October 1, 2002, unless earlier redeemed or exchanged by RehabCare, as described below.

        CERTIFICATES. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of RehabCare, including, without limitation, rights to vote, to receive dividends or

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distributions, to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders.
Until the Distribution Date (or earlier redemption or expiration of the Rights), new RehabCare Common Stock certificates issued upon transfer, new issuance or issuance from RehabCare's treasury, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights may only be transferred with RehabCare Common Stock, and surrender for transfer of any of RehabCare Common Stock certificates will also constitute the transfer of the Rights associated with RehabCare Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of RehabCare Common Stock as of the Close of Business on the Distribution Date, and such separate certificates alone will then evidence the Rights.

        ANTI-DILUTION PROVISIONS. The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a declaration of a stock dividend on, or a subdivision, combination or an issuance of shares of RehabCare Common Stock or reclassification of the Series A Preferred Stock, (ii) upon the determination of a record date for the distribution to holders of Series A Preferred Stock of rights or warrants to subscribe for shares of Series A Preferred Stock or securities convertible into Series A Preferred Stock at less than the then current market price of the Series A Preferred Stock, or (iii) upon the determination of a record date for the distribution to holders of Series A Preferred Stock of evidences of indebtedness, cash or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Series A Preferred Stock) or of convertible securities, subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price or the number of shares covered by each Right will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

        MERGER RIGHTS. In the event that, following the Distribution Date, (i) RehabCare consolidates with or merges into another person, or
(ii) such person consolidates with or merges into the surviving corporation in which all or part of RehabCare Common Stock is exchanged for securities of another person, cash or other property, or
(iii) RehabCare sells or otherwise transfers, in one or more transactions, 50% or more of its assets or earning power, proper provision shall be made so that each holder of a Right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) shall thereafter have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a then current market value of two times the Purchase Price (such right being called the "Merger Right").

        SUBSCRIPTION RIGHTS. In the event that any person shall become an Acquiring Person, proper provision shall be made so that each holder of a Right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) will thereafter have the right to receive upon exercise of the Right and payment of the Purchase Price that number of shares (or fractional shares) of RehabCare Common Stock having a then current market value of two times the Purchase Price of the Right, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares (such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right even if no Subscription Right inures or, if such Subscription Right inures, unless and until such holder exercises the Subscription Right.


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        EXCHANGE.  At any time after a person becomes an Acquiring Person but prior to such time as any person becomes the beneficial owner of 50% or more of the outstanding shares of RehabCare Common Stock, RehabCare may elect to effect a full or partial exchange of Rights (an "Exchange") for RehabCare Common Stock at an exchange ratio of one share of RehabCare Common Stock for each Right owned. Alternatively, RehabCare may elect to effect an Exchange using Series A Preferred Stock at an exchange ratio of one one-hundredth of a share of Series A Preferred
Stock for each Right owned.

        RIGHTS HELD BY ACQUIRING PERSON. Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right. Any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Merger Right or the Subscription Right. Rights that are beneficially owned by an Acquiring Person or its affiliates or associates will also be null and void for purposes of an Exchange and such holders will have no right to receive RehabCare Common Stock or Series A Preferred Stock in exchange for Rights if RehabCare elects to effect an Exchange.

        FRACTIONAL SHARES. No fractional shares of RehabCare Common Stock or other securities issuable upon exercise of the Rights (other than Series A Preferred Stock) will be issued in the exercise of a Merger
Right or Subscription Right or upon an Exchange. In lieu of fractional shares, an adjustment in cash will be made based on the market price of RehabCare Common Stock on the last trading date prior to the date of exercise or exchange of such Right.

        REDEMPTION. At any time prior to a person becoming an Acquiring Person, a majority of the Board of Directors of RehabCare may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors electing to redeem the Rights, RehabCare shall make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        DESCRIPTION OF THE SERIES A PREFERRED STOCK. The Series A Preferred Stock purchasable upon exercise of the Rights or issuable upon an Exchange will be nonredeemable and junior to any other series of preferred stock RehabCare may issue (unless otherwise provided in the terms of such stock). Each share of Series A Preferred Stock will have a preferential dividend in an amount equal to the greater of $1.00 per share or 100 times any dividend declared on each share of RehabCare Common Stock. In the event of liquidation, the holders of Series A Preferred Stock will receive a preferred liquidation payment per share equal to the greater of $100.00 or 100 times the payment made per each share of RehabCare Common Stock. Each one one-hundredth of a share of Series A Preferred Stock will have one vote on all matters submitted to the vote of stockholders of RehabCare and will vote together as one class with the holders of shares of RehabCare Common Stock and the holders of any other capital stock of RehabCare having general voting rights. In the event of any merger, consolidation or other transaction in which shares of RehabCare Common Stock are exchanged for stock or securities of another person, cash or property, each share of Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of RehabCare Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Series A Preferred Stock in integral multiples of one one-hundredth of a share of Series A Preferred Stock will be issuable; however, RehabCare may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share of Series A Preferred Stock, an adjustment in


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cash will be made based on the market price of the Series A Preferred
Stock on the last trading date prior to the date of exercise or exchange of such Rights.

        ANTI-TAKEOVER EFFECTS. The Rights may have the effect of impeding a change in control of RehabCare without the prior consent of RehabCare's Board of Directors. The Rights will cause substantial dilution to a person that attempts to acquire RehabCare without conditioning the offer on redemption of the Rights by the Board of Directors of RehabCare or on the acquisition by such person of a substantial number of Rights. The Rights should not interfere with any merger, consolidation or other business combination approved by the Board of Directors since the Rights may be redeemed by the Board as described above.

Item 2. Exhibits.
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        1.   Rights Agreement, dated as of  September 21, 1992, filed as
             Exhibit 1 to Form 8-A, dated September 22, 1992 is incorporated herein by reference.

        2. All exhibits required by Instruction II to Item 2 of Form 8-A will be supplied to the New York Stock Exchange.






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                             SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized.

                             REHABCARE GROUP, INC.



Date:  November 30, 1998     By: \s\ John R. Finkenkeller
                                 --------------------------------------------
                                 John R. Finkenkeller, Senior Vice President,
                                 Chief Financial Officer and Secretary






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